Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 43 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2018. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Kent P. Thexton	/s/ David G. McLennan
Kent P. Thexton	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 8, 2019
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 8, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sierra Wireless, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 8, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Vancouver, Canada
March 8, 2019

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2018	2017 As adjusted(1)	2016 As adjusted(1)
Revenue
Product	$699,332	$645,402	$578,253
Services and other	94,270	45,325	36,762
	793,602	690,727	615,015

Cost of Sales
Product	484,051	434,843	379,602
Services and other	44,980	21,645	18,122
	529,031	456,488	397,724
Gross margin	264,571	234,239	217,291

Expenses
Sales and marketing	88,587	75,135	63,870
Research and development (note 7)	93,707	82,653	72,675
Administration	61,582	42,904	40,956
Restructuring (note 8)	7,115	1,076	—
Acquisition-related and integration	3,962	8,195	843
Impairment (note 17)	—	3,668	—
Loss on disposal of iTank business (note 5(a))	2,064	—	—
Amortization	25,829	20,508	17,277
	282,846	234,139	195,621
Earnings (loss) from operations	(18,275)	100	21,670
Foreign exchange gain (loss)	(5,470)	7,550	(1,736)
Other income (note 9)	51	67	83
Earnings (loss) before income taxes	(23,694)	7,717	20,017
Income tax expense (note 10)	916	3,199	4,371
Net earnings (loss)	$(24,610)	$4,518	$15,646
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(6,670)	11,950	(6,448)
Comprehensive earnings (loss)	$(31,280)	$16,468	$9,198

Net earnings (loss) per share (in dollars) (note 12)
Basic	$(0.68)	$0.14	$0.49
Diluted	(0.68)	0.14	0.48
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	36,019	32,356	32,032
Diluted	36,019	32,893	32,335
(1) See note 3
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2018	2017 As adjusted(1)
Assets
Current assets
Cash and cash equivalents	$89,076	$65,003
Restricted cash	221	221
Accounts receivable (note 13)	171,725	173,054
Inventories (note 14)	50,779	53,143
Prepaids and other (note 15)	11,703	8,221
	323,504	299,642
Property and equipment (note 16)	39,842	42,977
Intangible assets (note 17)	84,890	108,599
Goodwill (note 18)	211,074	218,516
Deferred income taxes (note 10)	11,751	12,197
Other assets	12,855	12,713
	$683,916	$694,644
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 19)	$184,220	$175,367
Deferred revenue	6,213	7,275
	190,433	182,642
Long-term obligations (note 20)	43,250	36,637
Deferred income taxes (note 10)	6,103	7,845
	239,786	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,067,415 shares (December 31, 2017 — 35,861,510 shares)	432,552	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 119,584 shares (December 31, 2017 — 222,639 shares)	(1,965)	(3,216)
Additional paid-in capital	30,984	27,962
Retained earnings (deficit)	(8,295)	17,502
Accumulated other comprehensive loss (note 21)	(9,146)	(2,476)
	444,130	467,520
	$683,916	$694,644
(1) See note 3
Commitments and contingencies (note 26)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Robin A. Abrams	/s/ Paul G. Cataford
Robin A. Abrams	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2015 As adjusted(1)	32,337,201	$346,453	240,613	$(4,017)	$23,998	$(201)	$(7,978)	$358,255
Common share cancellation (note 22)	(809,872)	(8,696)	—	—	—	(1,507)	—	(10,203)
Stock option exercises (note 11)	231,704	2,906	—	—	(858)	—	—	2,048
Stock-based compensation (note 11)	—	—	—	—	7,629	—	—	7,629
Purchase of treasury shares for RSU distribution	—	—	305,629	(4,214)	—	—	—	(4,214)
Distribution of vested RSUs	100,927	1,787	(190,771)	3,097	(5,793)	—	—	(909)
Net earnings	—	—	—	—	—	15,646	—	15,646
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,448)	(6,448)
Balance as at December 31, 2016 As adjusted(1)	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,938	$(14,426)	$361,804
Common share cancellation (note 22)	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises (note 11)	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation (note 11)	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 5(b))	3,580,832	77,213	—	—	—	—	—	77,213
Net earnings	—	—	—	—	—	4,518	—	4,518
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017 As adjusted(1)	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520
Common share cancellation (note 22)	(161,500)	(1,933)	—	—	—	(1,187)	—	(3,120)
Stock option exercises (note 11)	221,262	3,621	—	—	(985)	—	—	2,636
Stock-based compensation (note 11)	—	—	—	—	13,060	—	—	13,060
Purchase of treasury shares for RSU distribution	—	—	161,000	(2,808)	—	—	—	(2,808)
Distribution of vested RSUs	146,143	3,116	(264,055)	4,059	(9,053)	—	—	(1,878)
Net loss	—	—	—	—	—	(24,610)	—	(24,610)
Foreign currency translation adjustments, net of tax	—	—	—	—	—		(6,670)	(6,670)
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130
(1) See note 3
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2018	2017 As adjusted(1)	2016 As adjusted(1)
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(24,610)	$4,518	$15,646
Items not requiring (providing) cash
Amortization	39,150	30,503	25,894
Stock-based compensation (note 11(a))	13,060	10,341	7,629
Deferred income taxes	(1,685)	824	(2,646)
Reduction in accrued royalty obligation	—	—	(13,045)
Impairment	—	3,668	—
Loss on disposal of iTank business (note 5(a))	2,064	—	—
Unrealized foreign exchange loss (gain)	5,973	(8,507)	(862)
Other	279	(55)	(303)
Changes in non-cash working capital
Accounts receivable	(5,526)	(12,665)	(28,945)
Inventories	1,508	(6,806)	(5,833)
Prepaids and other	(3,525)	(5,334)	6,598
Accounts payable and accrued liabilities	21,944	(17,750)	40,248
Deferred revenue and credits	(1,402)	335	2,124
Cash flows provided by (used in) operating activities	47,230	(928)	46,505
Investing activities
Additions to property and equipment	(18,166)	(14,100)	(16,957)
Additions to intangible assets	(2,933)	(1,706)	(900)
Proceeds from sale of property & equipment	93	35	3
Proceeds from sale of iTank business (note 5(a))	5,000	—	—
Acquisitions, net of cash acquired:
Numerex Corp. (note 5(b))	—	(18,725)	—
GNSS business of GlobalTop (note 5(c))	—	(3,145)	—
Blue Creation (note 5(d))	—	—	(2,882)
GenX Mobile Inc. (note 5(e))	—	—	(5,900)
Cash flows used in investing activities	(16,006)	(37,641)	(26,636)
Financing activities
Issuance of common shares, net of issuance cost	2,636	5,708	2,048
Repurchase of common shares for cancellation (note 22)	(3,120)	(2,779)	(10,203)
Purchase of treasury shares for RSU distribution	(2,808)	—	(4,214)
Taxes paid related to net settlement of equity awards	(1,878)	(1,367)	(909)
Payment for contingent consideration	(130)	(1,397)	(16)
Decrease in other long-term obligations	(627)	(436)	(395)
Cash flows used in financing activities	(5,927)	(271)	(13,689)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,224)	1,292	2,656
Cash and cash equivalents and restricted cash, increase (decrease) in the year	24,073	(37,548)	8,836
Cash and cash equivalents and restricted cash, beginning of year	65,224	102,772	93,936
Cash, cash equivalents and restricted cash, end of year	$89,297	$65,224	$102,772
(1) See note 3
Supplemental cash flow information (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company", "we", "our") was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is an Internet of Things (“IoT”) pioneer that empowers businesses and industries to transform and thrive in the connected economy.  Sierra Wireless provides an integrated device-to-cloud solution comprised of embedded and networking solutions seamlessly connected with our IoT platform and connectivity services.  Original Equipment Manufacturers (“OEMs”) and enterprises worldwide rely on our expertise in delivering fully-integrated IoT solutions to reduce complexity, get their connected loT products and services to market faster, and improve intelligence at the edge of the network.

We have sales, engineering, and research and development teams located in offices around the world. The primary markets for our products are North America, Europe and Asia Pacific.

We operate our business under three reportable segments:

OEM Solutions
Embedded cellular modules, short range wireless modules, Global Navigation Satellite System ("GNSS"), software and tools for OEM customers who integrate wireless connectively into their products and solutions.

Enterprise Solutions	Intelligent routers and gateways, and management solutions that enable cellular connectivity.

IoT Services
Internet services including a cloud-based platform for deploying and managing IoT applications, Smart SIM supported by our mobile core networks, managed wireless broadband services to enable worldwide customer IoT deployments and managed end-to-end IoT solutions, including smart devices, network connectivity and service applications, addressing a wide spectrum of vertical markets and industrial customers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a)	Basis of consolidation

Our consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to revenue recognition, such as determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price of performance obligations, and variable consideration; inventory obsolescence; estimated useful lives of long-lived assets; valuation of intangible assets; goodwill; royalty and warranty accruals; other liabilities; stock-based compensation; allowance for doubtful accounts receivable; income taxes; restructuring costs; contingent consideration and commitments

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

and contingencies, based on currently available information.  Actual amounts could differ from estimates.

(c)    Revenue recognition

Product revenue includes sales from embedded cellular modules, short range and GNSS, wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Service and other revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Service revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Revenue from solution design and consulting services are recognized as services are being provided.

Remaining performance obligations

We do not disclose the value of remaining performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

As of December 31, 2018, we had $20,820 of remaining performance obligations to be recognized, of which we expect to recognize approximately 44% in 2019, 29% in 2020, and 27% in subsequent years.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in accounts payable and accrued liabilities in our consolidated balance sheets.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

The following table provides the changes in contract balances:

	As at December 31,		Change
	2018	2017

Contract assets	$1,953	$852	$1,101
Deferred revenue - current	6,213	7,275	(1,062)
Deferred revenue - noncurrent	6,317	3,346	2,971

For the year ended December 31, 2018, $6,073 of deferred revenue was recognized in revenue that was included in the contract liability balance as of December 31, 2017 ( 2017 - $5,009 ).

(d)	Research and development costs

Research and development costs are expensed as they are incurred, with the exception of certain software development costs principally related to software coding, designing system interfaces and installation, and testing of the software, that we capitalize once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

(e)	Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(f)	Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. Historically (prior to October 1, 2016), in determining this estimate, we based our calculations on an assumption that royalty calculations could be based on a percentage of the entire value of an end-product (i.e., revenue). This conformed with our legacy license agreements.

Significant legal precedent exists in the United States supporting the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology, and not on the entire value of the end-product.

The cumulative effect of these legal changes to the licensing landscape, combined with supportive legislative initiatives and broad industry support for the SSU principle, at the time of the expiry of one of our significant legacy IP licenses, prompted management to reassess its contingent royalty obligation estimate during the fourth quarter of the year ended December 31, 2016. The use of the SSU principle as the basis to determine the estimate, as opposed to value of end-product, resulted in a reduction of $13.0 million to our estimated royalty obligation effective October 1, 2016.

(g)	Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)	Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We include interest and penalties related to income taxes, including unrecognized tax benefits, in Income tax expense.

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense.

(i)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the awards' vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the awards' vesting period using the straight-line method. Compensation cost for performance-based restricted share units is measured using a Monte Carlo valuation model. In the third quarter of 2016, we early adopted ASU 2016-09 and elected to make an entity-wide election to account for forfeitures in compensation expense when they occur. The application of this election did not have a material impact on our financial statements.

(j)	Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(k)	Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in Net earnings (loss) for the period.

We have foreign subsidiaries that are considered self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 21, Accumulated other comprehensive loss.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)	Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)	Financing receivables

We lease certain hardware devices to a small number of hardware distributors under sales-type leases which have terms ranging from two to four years and bear interest at 2%.

We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance.

(o)	Derivatives

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

(p)	Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(q)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Monitoring equipment	3-5 years
Network equipment	3-7 years

Research and development equipment related amortization is included in research and development expense.  Tooling, production, monitoring and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income.

(r)	Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in research and development expense. All other amortization is included in Amortization expense.

(s)	Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(t)	Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(u)	Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(v)	Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)	Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the current year presentation.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash.  This update addresses diversity in the classification and presentation of changes in restricted cash on the statement of cash flows.  This requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents by including restricted cash and restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods.  Early adoption is permitted, and any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.  In the fourth quarter of 2017, we early adopted ASU 2016-18 and there was no material impact to our financial statements and business.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The update addresses eight specific cash flow issues with the objective of reducing diversity in practice. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal periods. We adopted the standard in the first quarter of 2018 and it did not have a material impact to our consolidated statements of cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. We adopted the standard as of January 1, 2018 using the full retrospective transition method.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following tables summarize the effects of adopting the accounting standard on our Statement of Operations and Comprehensive Earnings (Loss):

Year ended December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$692,077	$(1,350)	$690,727
Cost of sales	457,130	(642)	456,488
Sales and marketing	75,594	(459)	75,135
Research and development	83,361	(708)	82,653
Income tax expense	3,123	76	3,199
Basic net earnings per share (in dollars)	$0.13	$0.01	$0.14
Diluted earnings per share - (in dollars)	0.13	0.01	0.14

Year ended December 31, 2016	As previously reported	Effect of adoption of ASC 606	As adjusted

Revenue	$615,607	$(592)	$615,015
Cost of sales	397,864	(140)	397,724
Sales and marketing	64,242	(372)	63,870
Research and development	73,077	(402)	72,675
Income tax expense	4,310	61	4,371
Basic net earnings per share (in dollars)	$0.48	$0.01	$0.49
Diluted earnings per share - (in dollars)	0.48	0.01	0.48

The following table summarizes the effects of adopting the accounting standard on our Balance Sheet:

As of December 31, 2017	As previously reported	Effect of adoption of ASC 606	As adjusted

Assets
Accounts receivable	$168,503	$4,551	$173,054
Inventories	53,026	117	53,143
Prepaids and other	8,006	215	8,221
Other assets	12,058	655	12,713

Liabilities
Accounts payable and accrued liabilities	172,395	2,972	175,367
Deferred revenue	5,455	1,820	7,275
Deferred income tax liability	7,702	143	7,845

Equity
Retained earnings	16,899	603	17,502

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize right-of-use assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  Early application is permitted.  The Company will adopt Topic 842 in its first quarter of 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date of January 1, 2019, rather than as of the first date of the earliest period presented.  In adopting the new standard, we are electing the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  The Company is also electing the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and not separate the lease and non-lease components for all of its leases. The Company’s implementation team is completing the determination of the completeness and accuracy of the Company’s leasing information and is in the final stages of identifying and effecting the internal process changes and controls necessary to assist with the recording, reporting and disclosure requirements under the standard. The adoption of the new lease standard is anticipated to have a material impact on our balance sheet, primarily related to leases of our business premises.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. We are in the process of evaluating the impact on our financial statements.

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and early adoption is permitted. We are in the process of evaluating the impact on our financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.	ACQUISITIONS AND DISPOSALS

(a)     Disposal of Remote Tank Monitoring Business

On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business ("iTank") for total proceeds of $6.0 million, as it was not deemed to be either a core business or part of our strategic focus.  The Company received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow will be held up to 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement.

The Company recognized a loss of $2.1 million, which is included in Loss on disposal of iTank business in the company's consolidated statements of operations, net of $0.2 million in transaction related costs.  Prior to the disposal, iTank was part of our IoT Services reporting segment and $2.1 million of goodwill was de-recognized and included within the net assets disposed of.

The financial results of iTank operations are included in the Company's consolidated financial statements through December 31, 2018.

(b)     Acquisition of Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

Issuance of common shares	$77,346
Debt extinguishment	20,155
$97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at December 7, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The allocation of the purchase price to goodwill was completed as of September 30, 2018.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

Cash	$1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,890
Goodwill	51,658
Other working capital	(8,623)
Long-term obligations	(1,147)
Fair value of net assets acquired	$97,501

Goodwill of $51.7 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill is assigned to the IoT Services segment and approximately $4.0 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	9 years	$26,390
Existing technology	3 years	10,220
Brand	13 years	9,280
		$45,890

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Year ended December 31,
	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Acquisition of GNSS business of GlobalTop

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of $3.1 million. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world.

The acquisition builds on our strategy to expand our product offerings beyond cellular, Wi-Fi and Bluetooth, servicing customers in the automotive, telematics and asset tracking markets.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 31, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Assets acquired
Inventory	$604
Property and equipment	175
Identifiable intangible assets	1,160
Goodwill	1,206
Fair value of net assets acquired	$3,145

Goodwill of $1.2 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our embedded solution portfolio for OEM customers in the key markets we serve. Goodwill is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer Relationships	5 years	$640
Existing Technology	3 years	410
Backlog	11 months	110
		$1,160

The amount of revenue and net earnings from the GNSS business included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2017, was $3.4 million and $nil, respectively. There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

(d)    Acquisition of Blue Creation

On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of $6.4 million ($2.9 million, net of cash acquired), plus a maximum contingent consideration of $0.5 million under a performance-based earn-out formula.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at November 2, 2016.

In accordance with ASC 805, Business Combinations, the earn-out has been recognized as acquisition-related costs over the earn-out period.

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

Assets acquired
Cash	$3,563
Accounts receivable	237
Other assets	111
Identifiable intangible assets	2,540
Goodwill	920
$7,371
Liabilities assumed
Accounts payable and accrued liabilities	$392
Deferred income taxes	534
Fair value of net assets acquired	$6,445

Goodwill of $0.9 million resulting from the acquisition will strengthen our strategic position within our OEM Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer relationships	3.5 years	$2,090
Existing technology	4 years	450
		$2,540

(e)        Acquisition of GenX Mobile Inc.

On August 3, 2016, we completed the acquisition of all of the outstanding shares of GenX Mobile Incorporated ("GenX") for total cash consideration of $7.8 million ($5.9 million, net of cash acquired), plus contingent consideration for inventory consumption in excess of $1.0 million, up to a maximum of $1.4 million.

At acquisition date, we recognized the fair value of the contingent consideration at $1.4 million based on a probability estimate of consumption of acquisition date inventory within the specified 12 month period of the contingent consideration.

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at August 3, 2016. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Total consideration for the acquisition is as follows:

Cash	$7,752
Contingent consideration	1,375
$9,127

The following table summarizes the values assigned to the assets acquired and liabilities assumed at the acquisition date:

Assets acquired
Cash	$1,852
Accounts receivable	1,754
Inventory	2,375
Other assets	124
Identifiable intangible assets	3,926
Goodwill	1,782
$11,813
Liabilities assumed
Accounts payable and accrued liabilities	$1,458
Deferred income taxes	1,228
Fair value of net assets acquired	$9,127

Goodwill of $1.8 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise Solutions segment. Goodwill is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer relationships	5 years	$2,640
Existing technology	4 years	973
In-process research and development		313
		$3,926

6.	SEGMENTED INFORMATION

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis. Despite the absence of discrete financial information, we do measure our revenue based on other forms of categorization such as by the geographic distribution in which our products are sold.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2018
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$583,214	$119,927	$90,461	$793,602
Cost of sales	417,645	58,796	52,590	529,031
Gross margin	$165,569	$61,131	$37,871	$264,571
Gross margin %	28.4%	51.0%	41.9%	33.3%
Expenses				282,846
Loss from operations				$(18,275)
Total assets				$683,916

	Year ended December 31, 2017
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$554,537	$101,535	$34,655	$690,727
Cost of sales	384,230	53,014	19,244	456,488
Gross margin	$170,307	$48,521	$15,411	$234,239
Gross margin %	30.7%	47.8%	44.5%	33.9%
Expenses				234,139
Earnings from operations				$100
Total assets				$694,644

	Year ended December 31, 2016
	OEM Solutions	Enterprise Solutions	IoT Services	Total
Revenue	$515,925	$71,486	$27,604	$615,015
Cost of sales	349,781	31,537	16,406	$397,724
Gross margin	$166,144	$39,949	$11,198	$217,291
Gross margin %	32.2%	55.9%	40.6%	35.3%
Expenses				195,621
Earnings from operations				$21,670
Total assets				$581,457

REVENUE BY GEOGRAPHICAL REGION

	2018	2017	2016
Americas	$314,169	$227,905	$213,633
Europe, Middle East and Africa	167,812	168,400	141,932
Asia-Pacific	311,621	294,422	259,450
	$793,602	$690,727	$615,015

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2018	2017
Americas	$26,045	$26,608
Europe, Middle East and Africa	9,027	11,136
Asia-Pacific	4,770	5,233
	$39,842	$42,977

7.	RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2018	2017	2016
Gross research and development	$94,352	$83,538	$73,293
Government tax credits	(645)	(885)	(618)
	$93,707	$82,653	$72,675

8.	RESTRUCTURING

2018

In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex into the existing operations and efficiency gains in other areas of the business. In total, these initiatives affected 61 employees in various locations and functions within the Company. During the year ended December 31, 2018, we recorded $4.8 million in severance and other related costs associated with this initiative. Additional restructuring costs of approximately $0.2 million will be accrued as employees provide remaining service. As at December 31, 2018, outstanding liability of $0.8 million is included in Accounts payable and accrued liabilities and is expected to be paid by March 2019.

To accelerate our transformation to a Device-to-Cloud IoT solutions company, we initiated certain organizational structure changes during November 2018. This initiative affected 76 employees in various locations and functions within the Company.  During the three and twelve months ended December 31, 2018, we recorded $2.3 million in severance and other related costs associated with this initiative.  Additional restructuring costs of approximately $0.3 million will be accrued as employees provide remaining services.  As at December 31, 2018, outstanding liability of $1.6 million is included in Accounts payable and accrued liabilities and is expected to be paid by July 2019.

2017

In February 2017, we made a decision to relocate the customer support and network operations within the IoT Services segment from Sweden to France and the United States to achieve operational efficiencies. As a result, 19 employees were impacted and we recorded $1.1 million in restructuring costs for the year ended December 31, 2017. No additional costs related to this initiative were recorded in 2018.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the activity in the restructuring liability:

	2018	2017
Balance, beginning of period	$540	$—
Expensed in period	7,115	1,076
Disbursements	(5,081)	(592)
Foreign exchange	(88)	56
	$2,486	$540

Classification:
Accounts payable and accrued liabilities (note 19)	2,486	540
	$2,486	$540

By restructuring initiative:
February 2017	$—	$540
March 2018	842	—
November 2018	$1,644	$—
	$2,486	$540

9.	OTHER INCOME

The components of other income for the years ended December 31 were as follows:

	2018	2017	2016
Interest income	$253	$245	$163
Interest expense	(156)	(159)	(71)
Other	(46)	(19)	(9)
	$51	$67	$83

10.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2018	2017 As adjusted	2016 As adjusted
Canadian	$10,880	$7,205	$15,480
Foreign	(34,574)	512	4,537
Earnings (loss) before income taxes	$(23,694)	$7,717	$20,017

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The income tax expense (recovery) consists of:

	2018	2017 As adjusted	2016 As adjusted
Canadian:
Current	$101	$28	$(287)
Deferred	(4,508)	1,665	401
	$(4,407)	$1,693	$114
Foreign:
Current	$2,500	$2,347	$7,304
Deferred	2,823	(841)	(3,047)
	$5,323	$1,506	$4,257
Total:
Current	$2,601	$2,375	$7,017
Deferred	(1,685)	824	(2,646)
	$916	$3,199	$4,371

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2018	2017 As adjusted	2016 As adjusted
Income tax expense (recovery) at Canadian statutory income tax rates of 26.99% (2017 - 26.01%; 2017 - 26.01%)	$(6,330)	$1,979	$5,183
Increase (decrease) in income taxes for:
Permanent and other differences	2,173	(1,452)	(2,192)
Change in statutory/foreign tax rates and foreign exchange rates	4,238	1,049	11,581
Change in valuation allowance	1,041	1,571	(11,403)
Stock-based compensation expense	1,973	1,633	1,039
Adjustment to prior years	(2,179)	(1,581)	163
Income tax expense (recovery)	$916	$3,199	$4,371

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2018	2017 As adjusted
Deferred income tax assets (liabilities)
Property and equipment	$1,289	$1,470
Non capital loss carry-forwards	89,499	87,854
Capital loss carry-forwards	3,195	3,166
Scientific research and development expenses and credits	20,004	23,829
Reserves and other	16,044	14,784
Investments	(801)	(471)
Acquired intangibles	(10,022)	(13,761)
	119,208	116,871
Valuation allowance	113,560	112,519
	$5,648	$4,352

	2018	2017 As adjusted
Classification:
Assets
Non-current	$11,751	$12,197
Liabilities
Non-current	(6,103)	(7,845)
	$5,648	$4,352

At December 31, 2018, we have provided for a valuation allowance on our deferred tax assets of $113,560 (2017 - $112,519).

At December 31, 2018, we have Canadian allowable capital loss carry-forwards of $11,519 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $19,669 and $7,957 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2021 and 2038.  At December 31, 2018, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2018, net operating loss carry-forwards for our foreign subsidiaries were $68,902 for U.S. income tax purposes that expire between 2021 and 2037, $7 for Brazil income tax purposes, $11,109 for Sweden income tax purposes, $21 for Norway income tax purposes, $60,203 for Luxembourg income tax purposes, and $209,202 for French income tax purposes.  The Brazil, Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of Brazil net operating losses deducted each year is limited to 30% of each year's taxable income. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50%

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $3,458 and employment tax credit carried forward of $287 as at December 31, 2018.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three year period following the year the tax credits are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

Accounting for uncertainty in income taxes

At December 31, 2018, we had gross unrecognized tax benefits of $4,482 (2017 — $4,418).  Of this total, $652 (2017 — $747) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2018	2017 As adjusted
Unrecognized tax benefits, beginning of year	$4,418	$4,329
Increases — tax positions taken in prior periods	3	36
Increases — tax positions taken in current period	—	61
Settlements and lapses of statute of limitations	61	(8)
Unrecognized tax benefits, end of year	$4,482	$4,418

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2018, we had increased $29 (2017 - reversed $642) for accruals of interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2005 to 2018 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2018 could increase by approximately $97 in the next 12 months.

Deferred taxes on foreign earnings

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

11.	STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2018	2017	2016

Cost of goods sold	$491	$461	$420
Sales and marketing	2,784	2,503	1,714
Research and development	2,274	2,038	1,375
Administration	7,511	5,339	4,120
	$13,060	$10,341	$7,629

Stock option plan	3,350	3,297	2,170
Restricted stock plan	9,710	7,044	5,459
	$13,060	$10,341	$7,629

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at December 31, 2018, stock options exercisable into 1,138,266 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2018	2017	2016
Risk-free interest rate	2.22%	1.37%	0.73%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	55%	55%	51%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$7.02	$11.09	$4.40

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2015	965,911	21.47	15.44	2.5	3,541
Granted	651,357	14.72	10.95
Exercised	(231,704)	11.76	8.75		1,608
Forfeited	(69,941)	19.25	14.32
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687
Granted	685,936	32.16	25.58
Exercised	(500,184)	14.91	11.86		6,997
Forfeited	(37,894)	24.58	19.55
Outstanding, December 31, 2017	1,463,481	26.38	20.98	3.2	4,788
Granted	343,173	21.47	15.75
Exercised	(221,262)	16.10	11.81		1,222
Forfeited	(207,044)	34.24	25.10
Outstanding, December 31, 2018	1,378,348	26.79	19.64	2.8	822

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. For the year ended December 31, 2018, the aggregate intrinsic value of stock options exercised was $1,222 (2017 - $6,997).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the stock options outstanding and exercisable at December 31, 2018:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$10.26 - $14.53 U.S. $13.99 - $19.81 Cdn	275,467	2.1	14.28	10.47	153,085	14.28	10.47
$14.54 - $16.4 U.S. $19.82 - $22.37 Cdn	355,436	3.7	21.30	15.62	36,079	21.01	15.41
$16.41 - $24.61 U.S. $22.38 - $33.56 Cdn	390,558	2.9	31.18	22.87	192,812	30.81	22.59
$24.62 - $25.15 U.S. $33.57 - $34.30 Cdn	204,995	3.1	34.23	25.10	94,370	34.23	25.10
$25.16 - $32.29 U.S. $34.31 - $44.03 Cdn	151,892	1.4	40.98	30.05	135,787	41.45	30.40
	1,378,348	2.8	26.79	19.64	612,133	28.99	21.26

The options outstanding at December 31, 2018 expire between March 5, 2019 and November 13, 2023.

As at December 31, 2018, the unrecognized stock-based compensation cost related to the non-vested stock options was $5,451 (2017 — $7,879; 2016 — $3,754), which is expected to be recognized over a weighted average period of 2.3 years (2017 — 2.8 years; 2016 — 2.5 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.

The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2018, 404,846 share units are available for future allocation under the Plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, the Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

On February 13, 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets and cost savings initiatives, as well as PSUs measured against a benchmark index. The fair value of these PSUs at date of grant are determined using the Monte Carlo simulation model.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some vest at one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2015	778,233	25.08	18.04	1.8	12,219
Granted	354,517	15.08	11.21
Vested / settled	(358,497)	19.57	14.56		4,477
Forfeited	(28,279)	21.85	16.26
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Granted	454,685	32.02	25.47
Vested / settled	(284,888)	22.86	18.18		6,098
Forfeited	(39,030)	21.10	16.77
Outstanding, December 31, 2017	876,741	26.80	21.31	2.1	17,919
Granted	754,452	23.78	17.44
Vested / settled	(520,660)	25.69	18.84		8,876
Forfeited	(64,258)	25.73	18.86
Outstanding, December 31, 2018	1,046,275	26.23	19.24	2.6	13,289
Outstanding – vested and not settled	117,557
Outstanding – unvested	928,718
Outstanding, December 31, 2018	1,046,275

As at December 31, 2018, the total remaining unrecognized compensation cost associated with the RSUs totaled $11,530 (2017 — $9,346; 2016 — $5,408), which is expected to be recognized over a weighted average period of 1.9 years (2017 — 1.6 years; 2016 — 1.6 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

12.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2018	2017 As adjusted	2016 As adjusted
Net earnings (loss)	$(24,610)	$4,518	$15,646

Weighted average shares used in computation of:
Basic	36,019	32,356	32,032
Assumed conversion	—	537	303
Diluted	36,019	32,893	32,335
Net earnings (loss) per share (in dollars):
Basic	$(0.68)	$0.14	$0.49
Diluted	(0.68)	0.14	0.48

As the Company incurred a loss for the year ended December 31, 2018, all equity awards for that year were anti-dilutive and were excluded from the diluted weighted average shares.

13.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2018	2017 As adjusted
Trade receivables	$154,593	$142,514
Less: allowance for doubtful accounts	(2,968)	(1,827)
	151,625	140,687
Sales taxes receivable	3,016	3,120
R&D tax credits	3,783	4,408
Financing receivables	1,876	1,442
Contract assets (note 2(c))	1,953	852
Other receivables	9,472	22,545
	$171,725	$173,054

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2018	2017	2016
Balance, beginning of year	$1,827	$2,486	$2,088
Bad debt expense (recovery)	1,159	(535)	383
Write-offs and settlements	9	(194)	15
Foreign exchange	(27)	70	—
	$2,968	$1,827	$2,486

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

14.	INVENTORIES

The components of inventories at December 31 were as follows:

	2018	2017 As adjusted
Electronic components	$28,849	$32,753
Finished goods	21,930	20,390
	$50,779	$53,143

15.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2018	2017 As adjusted
Inventory advances	$3,851	$93
Insurance and licenses	846	608
Deposits	1,921	2,161
Contract acquisition and fulfillment costs	880	1,053
Other	4,205	4,306
	$11,703	$8,221

In 2018, $959 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (2017 - $399).

16.	PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2018
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,089	$1,634	$1,455
Research and development equipment	38,761	28,361	10,400
Production equipment and tooling	43,860	26,427	17,433
Computer equipment	9,099	7,464	1,635
Software	8,180	6,287	1,893
Leasehold improvements	6,754	4,489	2,265
Leased vehicles	983	688	295
Office equipment	1,533	1,162	371
Monitoring equipment	1,821	905	916
Network equipment	6,262	3,083	3,179
	$120,342	$80,500	$39,842

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2017
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$2,495	$1,477	$1,018
Research and development equipment	35,589	25,831	9,758
Production equipment and tooling	39,426	23,229	16,197
Computer equipment	9,611	7,279	2,332
Software	6,859	4,346	2,513
Leasehold improvements	6,399	3,950	2,449
Leased vehicles	1,122	752	370
Office equipment	1,460	971	489
Monitoring equipment	3,881	106	3,775
Network equipment	5,503	1,427	4,076
	$112,345	$69,368	$42,977

Amortization expense relating to property and equipment was $18,204, $14,032, and $12,492 for the years ended December 31, 2018, 2017, and 2016, respectively.

17.	INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2018
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,163	$13,328	$1,835
Licenses	50,740	49,112	1,628
Intellectual property	28,277	18,671	9,606
Customer relationships	118,741	61,993	56,748
Brand	14,854	2,536	12,318
In-process research and development	10,521	7,766	2,755
	$238,296	$153,406	$84,890

	2017
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,404	$12,077	$3,327
Licenses	51,859	50,434	1,425
Intellectual property	28,411	13,541	14,870
Customer relationships	124,706	53,627	71,079
Brand	15,153	1,318	13,835
In-process research and development	11,012	6,949	4,063
	$246,545	$137,946	$108,599

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2019	17,263
2020	13,605
2021	9,750
2022	8,699
2023	8,452

In the first quarter of 2017, we recorded an impairment charge of $3,668 related to an intangible asset recorded on the acquisition of Maingate as a result of a decision to terminate a service offering that was superseded by a more technologically advanced offering in our integrated IoT Services business.

Amortization expense relating to intangible assets was $20,946, $16,471, and $13,402 for the years ended December 31, 2018, 2017, and 2016, respectively.

The weighted-average remaining useful lives of intangible assets was 6.7 years as at December 31, 2018.

At December 31, 2018, all intangible assets were subject to amortization. At December 31, 2017, a net carrying amount of $313 included in intangible assets was not subject to amortization.

18.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2018	2017
Balance at beginning of year	$218,516	$154,114
Goodwill acquired (note 5(b) and 5(c))	1,016	51,848
Disposal of assets of a business unit	(2,073)	—
Foreign currency translation adjustments	(6,385)	12,554
	$211,074	$218,516

OEM Solutions	$107,268	$111,348
Enterprise Solutions	26,988	27,405
IoT Services	76,818	79,763
	$211,074	$218,516

We assessed the recoverability of goodwill as at October 1, 2018 for each of the identified reporting units and determined that the fair value of each of the three reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2018, 2017 and 2016.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

19.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2018	2017 As adjusted
Trade payables and accruals	$94,067	$94,775
Inventory commitment reserve	843	1,440
Accrued royalties	14,348	14,548
Accrued payroll and related liabilities	18,115	17,572
Deferred rent	2,193	2,597
Professional services	6,702	4,153
Taxes payable (including sales taxes)	4,957	4,070
Product warranties (note 26(b)(iii))	7,914	8,159
Sales credits	7,055	3,984
Restructuring liability	2,486	540
Other	25,540	23,529
	$184,220	$175,367

20.	LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2018	2017 As adjusted
Accrued royalties	$28,181	$24,318
Deferred revenue	6,317	3,346
Other	8,752	8,973
	$43,250	$36,637

21.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2018	2017
Balance, beginning of period	$(2,476)	$(14,426)
Foreign currency translation adjustments	(4,226)	5,416
Gain (loss) on long term intercompany balances	(2,444)	6,534
Balance, end of period	$(9,146)	$(2,476)

22.	SHARE CAPITAL

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of the common shares outstanding as of the date of the announcement (representing 10% of the public float). The NCIB commenced on August 8, 2018 and will terminate on the earlier of: i) August 7, 2019, (ii) the date we complete our purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by us of termination of the NCIB.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In 2018, we purchased and canceled 161,500 common shares (2017 — 170,217 common shares) at an average price of $19.32 per share (2017 — $16.35). The excess purchase price over and above the average carrying value in the amount of $1,187 (2017 - $954) was charged to retained earnings.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2018	2017	2016
Net income taxes paid	$1,105	$6,100	$4,181
Interest paid	118	105	127
Non-cash property and equipment additions	231	—	200
Non-cash additions funded by obligation under capital leases	246	143	544
Non-cash additions related to asset retirement obligations	—	75	520

As at December 31, 2018, restricted cash of $221 is held in escrow related to certain vendor obligations.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	2018	2017	2016
Cash and cash equivalents	$89,076	$65,003	$102,772
Restricted cash	221	221	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$89,297	$65,224	$102,772

24.	FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.

As at December 31, 2018, we were committed to foreign currency forward contracts totaling $50.1 million Canadian dollars with an average forward rate of 1.3176, maturing between January to December 2019. We recorded unrealized loss of $1,201 in Foreign exchange gain (loss) for those outstanding contracts in the year ended December 31, 2018 (2017 — Foreign exchange gain of $307).

(b)    Credit Facilities

On July 31, 2018, we entered into a new committed $30 million senior secured revolving term credit facility ("Revolving Facility") with the Canadian Imperial Bank of Commerce as a sole lender and as Administrative Agent. The new Revolving Facility replaced the Company’s previous $10 million uncommitted revolving credit facility. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2018, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

During the second quarter of 2018, we reduced our revolving standby letter of credit facility with Toronto Dominion Bank from $10 million to $1.5 million in connection with the Revolving Facility. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As at December 31, 2018, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million.

25.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

26.	COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2019	7,557
2020	6,617
2021	4,986
2022	1,619
2023	674
Subsequent years	4
$21,457

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	2018	2017 As adjusted
Balance, beginning of year	$8,159	$7,637
Effect of adoption of ASC 606	—	(76)
	8,159	7,561
Provisions	3,351	4,431
Expenditures	(3,596)	(3,833)
Balance, end of year	$7,914	$8,159

(c) Other commitments

We have entered into purchase commitments totaling approximately $147,029 net of related electronic components inventory of $5,008 (December 31, 2017 — $133,407, net of electronic components inventory of $5,206), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between January 2019 and June 2019.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We have also entered into purchase commitments totaling approximately $8,952 (December 31, 2017 — $33,122) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between January 2019 and October 2022.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  A petition for Inter Partes Review of the patent-in-suit with the United States Patent and Trial Appeal Board has been instituted and a decision is expected in June 2019. In March 2018, the Court granted our motion to dismiss the plaintiff's claims in the lawsuit. The plaintiff has indicated its intention to appeal this decision once a final decision is issued in respect of our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. The lawsuit is in the discovery phase with respect to our counterclaims against the plaintiff. The lawsuit is coordinated with several other cases involving this plaintiff for the purposes of scheduling, with the trial date for the first of these coordinated cases currently scheduled for September 2019.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M Solutions"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us, one of our US subsidiaries, and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. The lawsuit was dismissed with prejudice in April 2016. In August 2014, M2M Solutions filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M Solutions (US Patent No. 8,648,717), which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M Solutions. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted proceedings, invalidating all independent claims and several dependent claims in the single patent-in-suit. In June 2017, Blackbird Tech LLC ("Blackbird") was joined as a plaintiff in the lawsuit. In September 2018, the court denied a motion to dismiss the lawsuit. The plaintiff has been granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. The lawsuit is currently in the discovery stage. Trial for our co-defendant has been scheduled for December 2020, and trial in our case has been scheduled for January 2021.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.